ACTIVE FAITH, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

January 7, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Active Faith, Inc.
Houston, TX

We have reviewed the accompanying financial statements of Active Faith, Inc. (a corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 7, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ACTIVE FAITH, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 1,090,390	$ 1,414,286
Inventory	445,019	625,590
Cryptocurrency	325,006	-
TOTAL CURRENT ASSETS	1,860,416	2,039,876
NON-CURRENT ASSETS		
Equipment	7,452	7,452
Accumulated Depreciation	(7,452)	(7,452)
TOTAL NON-CURRENT ASSETS	0	0
TOTAL ASSETS	1,860,416	2,039,877

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	987,571	742,335
TOTAL CURRENT LIABILITIES	987,571	742,335
NON-CURRENT LIABILITIES		
Related Party Loan	-	265,000
TOTAL LIABILITIES	987,571	1,007,335
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,333,483 issued; $.01 par value)	13,335	13,335
Additional Paid in Capital	730,165	730,165
Retained Earnings (Deficit)	129,345	289,043
TOTAL SHAREHOLDERS' EQUITY	872,845	1,032,543
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,860,416	$ 2,039,877

ACTIVE FAITH, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales, Net	$ 4,853,444	$ 6,596,685
Cost of Goods Sold	(2,663,498)	(3,485,088)
Gross Profit	2,189,946	3,111,597
Operating Expense		
Selling & Marketing	1,207,432	1,943,236
General & Administrative	424,902	141,038
Salaries & Wages	214,926	149,104
Legal & Professional	210,212	422,540
Rent	25,270	23,760
Research & Development	6,718	10,555
	2,089,461	2,690,233
Net Income from Operations	100,485	421,365
Other Income (Expense)		
Interest Expense	-	(52,800)
Taxes	(252,728)	(890)
Net Income	$ (152,243)	$ 367,675

ACTIVE FAITH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (152,243)	$ 367,675
Change in Inventory	180,571	(1,076,267)
Change in Accounts Payable	245,236	742,335
Net Cash Flows From Operating Activities	273,564	33,743
Cash Flows From Investing Activities		
Change in Cryptocurrency	(325,006)	-
Net Cash Flows From Investing Activities	(325,006)	-
Cash Flows From Financing Activities		
Change in Related Party Loan	(265,000)	265,000
Change in Common Stock	-	13,335
Change in Additional Paid in Capital	-	730,165
Non-Cash Retained Earning Adjustment	(7,452)	-
Net Cash Flows From Investing Activities	(272,452)	1,008,500
Cash at Beginning of Period	1,414,286	372,043
Net Increase (Decrease) In Cash	(323,894)	1,042,243
Cash at End of Period	$ 1,090,390	$ 1,414,286

ACTIVE FAITH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	__2017__	__2016__
Beginning Balance	1,032,543	164,866
Net Income	(152,243)	367,675
Issuance of Common Stock	-	743,500
Adjustment to Retained Earnings	(7,452)	(243,499)
Ending Balance	$ 872,846	$ 1,032,543

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Active Faith, Inc. ("the Company") is a corporation organized under the laws of Texas. The Company is a manufacturer and retailer of faith-based sports apparel.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss of $152,243 for fiscal year 2017. Additionally, the Company lost a large customer that accounted for approximately $2,000,000 in sales during fiscal year 2016.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF equity offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed equipment.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Cryptocurrency

Cryptocurrencies are stated at fair value as of period's end. Cryptocurrencies are a class of asset that represents economic value in digital form. They are variously employed as a means of payment, store of wealth, or token of exchange for various goods and services. While much of the Company's portfolio consists of cryptocurrencies that are actively traded in open public markets, the Company may hold cryptocurrencies that are not publicly traded or are thinly traded from time to time. The Company's intention is to recoup its original investment.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. This account comprises of computers that have been fully depreciated.

Inventory

The Company values inventory at the lower of historical cost or market value.

Rent

The Company currently occupies office space under a month-to-month operating lease. The total annual amount of monthly payment for 2018 amounts to $13,437.56. The office space belongs to related parties Lanny Smith and Kirbi Thomas. Lanny Smith and Kirbi Thomas are members of the Company's management team.

Related Party Transactions

The Company engages LK Creative for consulting purposes. LK Creative is owned by related party, Clarence Smith. Clarence Smith is a member of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal years 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company is subject to franchise tax and sales tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2015, 2016, and 2017 will remain subject to review by the State until 2020, 2021, and 2022, respectively.

The Company currently has an outstanding federal tax liability of $251,144 stemming Fiscal Year 2016. The liability will accrue .5% per month until the liability is paid in full.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 7, 2019, the date that the financial statements were available to be issued.